[redacted]

03013532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MONTECITO ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
610 ANACAPA STREET, #C8
(No. and Street)

SANTA BARBARA (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENISE ALPINE (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFARLANE, FALETTI & CO., LLP
(Name – *if individual, state last, first, middle name*)

115 EAST MICHELTORENA ST., SUITE 200 SANTA BARBARA, CA 93101
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 03 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elie Genadry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

K. Wolfe

Notary Public

K. WOLFE
Commission # 1288742
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2002 AND 2001

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2002 and 2001, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 14, 2003

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 50,193	$ 49,323
Receivables (Note 2)	106,417	97,544
Refundable Deposit (Note 5)	53,044	-
Prepaid expenses	14,469	20,651
Prepaid state income tax	2,660	-
Total Current Assets	226,783	167,518
Furniture and Equipment (net of accumulated depreciation of $8,865 and $4,369)	14,823	9,504
Other Assets		
Deposits	5,016	1,301
Cash on deposit (Note 3)	151,676	128,307
Total Other Assets	156,692	129,608
Total Assets	$ 398,298	$ 306,630

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current Liabilities		
Accounts payable and accrued expenses	$ 4,692	$ 336
Accrued state income tax	-	14,951
Total Current Liabilities	4,692	15,287
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding	100	100
Additional paid-in-capital	99,900	99,900
Retained earnings	293,606	191,343
Total Shareholders' Equity	393,606	291,343
Total Liabilities and Shareholders' Equity	$ 398,298	$ 306,630

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
Revenue				
Ticket charges	$	948,155	$	624,602
Wrap fees		364,720		996,006
12B1, margin and interest income		225,196		235,576
Total Revenue		1,538,071		1,856,184
Expenses				
Employee compensation and benefits		317,140		265,938
Correspondent broker clearing charges		190,681		357,008
Professional fees		65,544		50,399
Occupancy		25,142		16,296
Office expense		19,285		13,938
Insurance		20,418		14,267
Depreciation		4,496		3,401
Other selling and administrative		30,913		28,228
Total Expenses		673,619		749,475
Other Income				
Dividends		588		8,477
Income Before Provision for State Income Tax		865,040		1,115,186
Provision for state income tax (Note 4)		12,777		17,728
Net Income	$	852,263	$	1,097,458

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Earnings	Equity
Balances, December 31, 2000	100	$ 100	$ 99,900	$ 343,885	$ 443,885
Distribution to shareholders		-	-	(1,250,000)	(1,250,000)
Net income - 2001		-	-	1,097,458	1,097,458
Balances, December 31, 2001	100	$ 100	$ 99,900	$ 191,343	$ 291,343
Distribution to shareholders		-	-	(750,000)	(750,000)
Net income - 2002		-	-	852,263	852,263
Balances, December 31, 2002	100	$ 100	$ 99,900	$ 293,606	$ 393,606

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income	$ 852,263	$ 1,097,458
Adjustment to reconcile net income to cash provided by operating activities:		
Depreciation	4,496	3,401
Changes in:		
Receivables	(8,873)	85,081
Refundable deposit	(53,044)	
Prepaid expenses	6,182	(13,020)
Prepaid income tax	(2,660)	-
Other assets	(27,084)	(52,671)
Accounts payable	4,356	(1,715)
Accrued state taxes	(14,951)	8,496
Cash Provided by Operating Activities	760,685	1,127,030
Cash Flows from Investing Activities:		
Purchase of furniture and equipment	(9,815)	(8,112)
Cash Flows from Financing Activities:		
Distributions to shareholders	(750,000)	(1,250,000)
Net Increase/(Decrease)/ in Cash	870	(131,082)
Cash and Cash Equivalents at Beginning of Year	49,323	180,405
Cash and Cash Equivalents at End of Year	$ 50,193	$ 49,323

Supplemental disclosure of cash flow information:

	2002	2001
Cash paid during the year for state income tax	$ 30,388	$ 9,156

See accompanying notes

MONTECITO ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California providing mutual fund trading and investment advisory services to various investors.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when incurred rather than when disbursed.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash in a mutual fund checking account.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Income Taxes

The Company has elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, under federal law, on a pro-rata basis to the shareholders who report the income on their individual returns. California recognizes "S" corporations as a pass-through entity; however, the state imposes a minimum of $800 or a 1.5% tax on income at the corporate level.

MONTECITO ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECLASSIFICATIONS

Certain reclassifications have been made to the December 31, 2001 balances, as reported in the prior year financial statements, to make them comparable to the balances reported for the year ended December 31, 2002.

NOTE 2: RECEIVABLES

The Company clears all of its proprietary and customer transactions through three broker-dealers and two brokerage houses on a fully disclosed basis. The amounts receivable from the correspondent brokers relate to the aforementioned transactions. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: CASH ON DEPOSIT

During 2002, the Company maintained good-faith deposits of $25,000, $25,000, $50,000 and $100,000 with four broker-dealers. One of the $25,000 deposits earned interest based on the three-month Treasury bill rate at the beginning of each month while the second $25,000 deposit did not earn interest. The interest on the one deposit is paid to the Company on a monthly basis. The $50,000 deposit earned an average rate of interest of 1% during 2002 and 3% during 2001 and is retained by the broker-dealer in the Company's account. The $100,000 deposit earned an average rate of 1% during 2002 and 2% during 2001 and is retained by the broker-dealer in the Company's account. The interest earned on the four good-faith deposits was $1,857 in 2002 and $3,595 in 2001.

NOTE 4: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $12,777 for 2002 and $17,728 for 2001.

NOTE 5: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2002, the Company has contracts with three broker-dealers. The three contracts expire in February, August and December 2003. Two of the contracts have severe penalties for early cancellation of the contract. Subsequent to year end, the Company cancelled the third contract per the terms of the agreement. A fourth contract expired in October of 2002, and the company elected not to renew the contract. The deposit of approximately $53,044 held by the broker-dealer has been returned to the Company subsequent to year end.

Office lease

The Company leases office space on a month-to-month basis. Office rent expense in 2002 was $20,449 and in 2001 was $12,455.

NOTE 6: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of $5,000. At December 31, 2002, the Company had net capital as computed under Rule 15c3-1 of $356,261 which was $351,261 in excess of the amount required to be maintained at that date. At December 31, 2001, the Company had net capital as computed under Rule 15c3-1 of $252,866 which was $247,866 in excess of the amount required to be maintained at that date.

NOTE 7: RETIREMENT PLAN

During 2001, the Company started a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2002.

NOTE 8: CONCENTRATIONS OF RISKS

Economic Dependence

The Company has eight institutional clients, uses four clearing broker-dealers, two registered investment advisor clearing firms and generates revenues primarily from ticket charges and wrap fees.

Credit Risk

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002 AND 2001

	2002	2001
Net Capital:		
Total shareholders' equity	$ 393,606	$ 291,343
Deduct - Nonallowable Assets:		
Other receivables	-	(5,015)
Prepaid expenses	(14,469)	(20,651)
Prepaid state income tax	(2,660)	-
Furniture and equipment	(14,823)	(9,504)
Deposits	(5,016)	(1,301)
Net capital before haircuts	356,638	254,872
Haircuts:		
2% of money market funds	3,038	2,006
Net Capital	353,600	252,866
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	5,000	5,000
Excess Net Capital	$ 348,600	$ 247,866
Aggregate indebtedness	$ 4,692	$ 15,287
Ratio: Aggregate indebtedness to net capital	0.01	0.06

Note 1: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 filed by Montecito Advisors, Inc. in its Form X-17A-5 with the Securities and Exchange Commission in January, 2003.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 14, 2003